



Raven Hernandez · 3rd

Founder | Earth Rides

Talks about #holistichealth and #electricvehicle

Nashville, Tennessee, United States · Contact info

1,395 followers · 500+ connections

 Earth Rides

Pepperdine University School of Law

Experience



Founder
Earth Rides
Jan 2020 – Present · 2 yrs 1 mo
Nashville, Tennessee, United States

Offering on-demand, eco-friendly rides in Nashville, TN. To ensure a healthy earth for future generations, our goal is to get you safely from point A to point B while removing gas transportation from the equation. That is why our fleet is made of 100% electric vehicles, so you don't have to choose between the planet and convenience.

 All-Tesla Ride Share Company Aims To Cle…

 Nashville "Earth Rides" Aims to Become Lead…

Of Counsel
Manning Carroll Law
May 2020 – May 2021 · 1 yr 1 mo



Legal Project Coordinator
Southwestern Family of Companies
Dec 2019 – Dec 2020 · 1 yr 1 mo
Nashville, Tennessee, United States

Led research and implementation of new software to streamline processes throughout the corporate company and 15+ subsidiaries.



Law Clerk
Law Offices of Thomas McCullough
Mar 2019 – Dec 2019 · 10 mos
Santa Monica, CA



Certified Mediator
Center For Conflict Resolution
May 2017 – May 2019 · 2 yrs 1 mo

Show 2 more experiences ⌄

Education



Pepperdine University School of Law
Doctor of Law (J.D.)
Activities and Societies: Feeding Growth Club, President; Student Bar Association, 2L/3L Representative; Advocate for Youth, Member.

Accelerated Option Programs; Certificate for Straus Dispute Resolution

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Lipscomb University
B.A., Philosophy
Activities and Societies: Law & Justice Society; Philosophy "Logos" Club; W.E.B. Dubious Intercultural Honor Society

Minors: Ethics, Psychology, and History

Volunteer experience



Volunteer
YMCA Panama
Aug 2016 – Mar 2017 · 8 mos
Children

Met with youth from surrounding barrios each Saturday during the school year to provide supplemental education courses in English, Dance, Music, Art & Reading.

Supported YMCA Panama in establishing a summer program that focused on developing communication skills and confidence-building while providing transportation and meals for at-risk youth.



Big Sister

Big Brothers Big Sisters of Middle Tennessee

Aug 2013 – May 2015 · 1 yr 10 mos

Children